Eurasian Minerals Inc. NEWS RELEASE

EMX Reports Drill Results of 14.3 Meters Averaging 18.15 % Lead, 9.14% Zinc, and
242.4 g/t Silver for the Balya Royalty Property in Turkey

Vancouver, British Columbia, January 30, 2012 (TSX Venture: EMX) (NYSE Amex: EMXX) - Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce additional 2011 drill program results from the Balya royalty property in Turkey. The owner and operator of Balya, Dedeman Madencilik San ve Tic. A.S. (“Dedeman”), reports intercepts that include 14.3 meters averaging 18.15% lead, 9.14% zinc, and 242.4 g/t silver, and 39.5 meters averaging 7.60% lead, 1.74% zinc, and 158.0 g/t silver with a 12.8 meter sub-interval of 14.77% lead, 2.90% zinc and 403.0 g/t silver. Dedeman continues to advance the property towards production status.

2011 Balya Drill Program. Dedeman’s 2011 drill program of 53 core holes totaled approximately 10,500 meters. This program expanded the high-grade lead-zinc-silver mineralization in the main Hastanetepe zone to the southeast and northwest with step-out holes, and continued to confirm the continuity and tenor of the mineralization with in-fill holes at 25 to 50 meter spacing. Hastanetepe is a shallow dipping, 450 by 300 meter zone that occurs from depths of 10-20 meters to 200-300 meters as multiple stacked horizons of lead-zinc-silver mineralization hosted in limestones and dacites. The zone remains open for extension along strike, down dip, and to depth (please see attached map).

The 2011 drilling intersected new lead-zinc-silver horizons to the southeast that are notable for their relatively high grades over thick intervals. A table of select intervals from this year’s final 35 holes is given below (see August 11, 2011 news release for earlier results). Dedeman’s drill program is ongoing, with one core rig currently on site. Please see www.eurasianminerals.com for more information.

Drill No		From (m)	To (m)	Interval (m)*	Pb %	Zn %	Ag g/t	Comments
DB-53B		79.0	82.0	3.0	1.61	0.27	30.4	From fan of 3 holes that extends zone to the SE & in-fills along strike.
		118.0	133.0	15.0	3.91	1.06	55.5

	including	121.0	124.0	3.0	9.50	1.29	129.0
		143.0	149.8	6.8	1.48	1.13	15.7	From fan of 3 holes that extends zone to the NW.
DB-58B		54.0	62.0	8.0	1.77	0.16	21.6
		100.0	114.0	14.0	2.44	0.52	52.6
DB-59		111.0	114.9	3.9	3.35	2.09	68.7	From fan of 3 holes that extends zone to the SE.
		175.8	177.8	2.0	5.27	1.92	62.6

		243.0	282.5	39.5	7.60	1.74	158.0
	including	254.9	256.9	2.0	23.50	6.22	193.0
	including	269.7	282.5	12.8	14.77	2.90	403.0
DB-60A		59.4	84.5	25.1	2.07	1.91	23.6	From fan of 4 holes that extends zone to the SE & S.
		111.0	118.0	7.0	2.50	1.03	42.7
	including	115.7	116.8	1.1	11.85	1.81	150.0
DB-61		20.2	26.2	6.0	0.65	1.34	19.7	From fan of 5 holes that extends the Hastanetepe Zone to the SE. Multiple new horizons of mineralization intersected.
		151.0	183.3	32.3	2.23	1.59	21.4
	including	182.6	183.3	0.7	25.50	9.60	326.0
DB-61A		15.0	20.7	5.7	3.06	2.42	86.7
		108.4	114.0	5.6	3.24	6.66	74.1
		130.9	139.6	8.7	3.29	2.47	43.6

		172.8	187.1	14.3	18.15	9.14	242.4
	including	174.0	176.2	2.2	34.45	71.29	400.5
		209.8	212.8	3.0	16.88	12.03	206.0

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

DB-61B	18.0	22.3	4.3	1.01	3.22	40.5
	36.8	41.0	4.2	1.27	2.00	52.4
	92.8	94.0	1.2	9.40	7.46	422.2
	113.9	122.0	8.1	10.78	5.19	158.6
DB-62	97.0	98.5	1.5	9.78	0.39	288.0	Extends zone to the SE.
	116.5	121.8	5.3	26.25	14.48	446.0
	149.6	159.2	9.6	7.99	5.83	103.5
DB-62A	175.2	177.0	1.8	8.58	2.68	129.0
	182.4	195.5	13.1	4.12	4.01	57.3

* True widths estimated at 70-90% of reported intervals.

Balya Overview. EMX retains a 4% net smelter royalty on the Balya property (see Company news release dated November 14, 2006), which occurs in the historic Balya lead-zinc-silver mining district of northwestern Turkey. Since acquiring the property from EMX in 2006, Dedeman has drilled 140 holes totaling over 27,400 meters. Dedeman, a privately-held Turkish company, is developing the property’s potential as a small scale, underground mining operation. Dedeman is a leading Turkish mining company, with active operations that produce lead, zinc, silver, and over four percent of the world's chrome ore.

Comments on Sampling, Assaying, and QA/QC. Dedeman’s drill samples were collected in accordance with industry best practices that follow guidelines taken from EMX’s internal sampling and QA/QC procedures. Samples were submitted to the ISO 9001:2000 and 17025:2005 accredited ALS Chemex laboratory in Vancouver, Canada for analysis. Silver and base metal analyses were determined by four acid digestion and ICP MS/AES techniques. Over limit analyses for lead (Pb > 20%) and zinc (Zn > 30%) are performed by volumetric titration techniques. Dedeman performs routine QA/QC analysis on assay results, including the utilization of certified reference materials, blanks, and duplicate samples.

About Eurasian Minerals Inc. (TSX.V: EMX). EMX is a global gold and copper exploration company utilizing a partnership business model to explore the world's most promising and underexplored mineral belts. EMX currently has project interests in ten countries on four continents, and generates wealth via grassroots prospect generation, strategic acquisition, royalty growth and merchant banking.

Dr. Mesut Soylu, P.Geo., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: valerie@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com

Eurasian Minerals
A Junior Company with a Major's Portfolio
Hastanetepe Zone
Collars 2011
Collars pre-2011
MTA Collars
Fault
Andesite
Dacite
Limestone
Meta-Sandstone
Mineralized Zone as Currently Outlined
OPEN
OPEN
OPEN
OPEN
OPEN
OPEN
160m
150m
180m
200m
190m
170m
160m
180m
DB58
DB62
DB53
DB61
DB60
DB59
N
100
50
0
100
Meters
Jan 2012

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.eurasianminerals.com